UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On April 3, 2023, Wallbox N.V. (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Canaccord Genuity LLC (“Canaccord”) and Oppenheimer & Co. Inc. (“Oppenheimer”) with respect to the offer and sale of the Company’s Class A ordinary shares, €0.12 par value per share (the “Shares”), with aggregate offering price of up to $100,000,000 (the “Offering”), from time to time, establishing an at the market program under which Canaccord and Oppenheimer will act as sales agents (the “Agents”).

Subject to the terms and conditions of the Agreement, the Agents have agreed to use their commercially reasonable efforts, consistent with its normal trading and sales practices and applicable Dutch, U.S. federal and state laws and regulations, to sell the Shares from time to time in accordance with instructions from the Company. The sales, if any, of the Shares under the Agreement will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended (the “Securities Act”), or, in negotiated transactions or block transactions. The Agreement provides that the commission payable to the Agents for sales of the Shares shall be up to three percent (3.0%) of the gross sales proceeds for any Shares sold through the Agent pursuant to the Agreement. The Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Agents have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Agents and the Company have the right, by giving written notice as specified in the Agreement, to terminate the Agreement.

The Company currently intends to use the net proceeds from the Offering, if any, for general corporate purposes, including, but not limited to, the funding of capital expenditures, working capital, production, research and development and potential acquisitions. The Company is not obligated to make any sales of Shares under the Agreement and no assurance can be given that it will sell any Shares under the Agreement, or, if it does, as to the price or number of such Shares sold, or the dates on which any such sales may take place.

Any Shares offered and sold in the Offering will be issued pursuant to the Company’s shelf Registration Statement on Form F-3, as amended (No. 333-268347), which was declared effective on November 22, 2022 (the “Registration Statement”), the Prospectus Supplement relating to the Offering and was filed with the U.S. Securities and Exchange Commission on April 3, 2023 and which forms a part of the Registration Statement, and any applicable additional prospectus supplements related to the Offering that form a part of the Registration Statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the Agreement is attached as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. The opinion of Loyens & Loeff regarding the validity of the Shares is attached as Exhibit 5.1 to this Report on Form 6-K and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3, as amended (No. 333-268347) of Wallbox N.V. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished, except for Exhibit 99.1 hereto, which shall not be deemed incorporated by reference into such registration statement.

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT LIST

Exhibit	Description

1.1	Equity Distribution Agreement, dated April 3, 2023, by and among the Company, Canaccord and Oppenheimer.

5.1	Opinion of Loyens & Loeff.

23.1	Consent of Loyens & Loeff (included in Exhibit 5.1).

99.1	Wallbox N.V. Press Release, dated April 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wallbox N.V.

Date: April 3, 2023	By:	/s/ Enric Asunción Escorsa
Name Enric Asunción Escorsa
Title: Chief Executive Officer